PRICING TERM SHEET Dated August 13, 2012

Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Supplementing the Preliminary

Prospectus Supplement

dated August 13, 2012

(To Prospectus dated August, 8, 2011)

Registration File No. 333-175994

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 13, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

$56,500,000 principal amount of

Vantage Drilling Company

7.875% Senior Convertible Notes due 2042

Issuer:	Vantage Drilling Company

Ticker / Exchange for common stock:	VTG / NYSE MKT

Title of securities:	7.875% Senior Convertible Notes due 2042 (the “notes”)

Aggregate principal amount offered:	$56,500,000 aggregate principal amount of notes, consisting of $50,000,000 principal amount of notes in the underwritten offering and $6,500,000 principal amount directly placed to F3 Capital. The completion of the underwritten offering is not conditioned on the concurrent F3 Capital Placement.

Maturity date:	September 1, 2042, unless earlier converted, repurchased or redeemed

Interest rate:	7.875% per annum, accruing from August 21, 2012

Public offering price:	100% per note

Interest payment dates:	Each March 1 and September 1, beginning on March 1, 2013

Reference price:	$1.70, the last reported sale price of the Issuer’s common stock on the NYSE MKT on August 13, 2012

Initial conversion rate:	476.1905 shares of the Issuer’s common stock per $1,000 aggregate principal amount of notes

Initial conversion price:	Approximately $2.10 per common stock of the Issuer

Redemption date:	The notes will be subject to redemption by the Issuer at its option on or after September 1, 2015 and before September 1, 2017 if the volume weighted average price of the Issuer’s ordinary shares is greater than or equal to 125% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading period ending within five trading days prior to the notice of redemption. In addition, the Issuer may redeem the notes at any time on or after September 1, 2017. In each case the redemption purchase price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date.

Repurchase dates:	The notes will be subject to repurchase by the Issuer at the option of holders on September 1, 2015 and on September 1, 2017 for cash at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to the repurchase date.

Mandatory Conversion at the Option of the Issuer:

The notes will be subject to mandatory conversion at the applicable conversion rate at the Issuer’s option on or before September 1, 2015 if the volume weighted average price of our ordinary shares is greater than or equal to 150% of the applicable conversion price for at least 20 trading days during any 30 consecutive trading day period ending within five trading days prior to the notice of conversion. If the Issuer effects such a mandatory conversion, it will provide in addition to the consideration otherwise due upon conversion a Conversion Make Whole Payment.

Termination of Trading Repurchase Right of Holders:	The notes will be subject to purchase by the Issuer, in whole or in part, for cash at the option of holders upon the occurrence of specified termination of trading events at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to the purchase date.

Use of proceeds:	The Issuer estimates that the net proceeds from the underwritten portion of the offering of the notes will be approximately $48.1 million, after deducting the underwriters’ discount and estimated offering expenses. The Issuer will not receive cash proceeds from F3 Capital for the $6,500,000 principal amount of notes that will be issued in exchange for a portion of the principal of the loan note dated July 30, 2010 issued by the Issuer to F3 Capital.

The Issuer intends to use the net cash proceeds from this offering to fund capital expenditures and working capital needs as well as general corporate purposes.

Commissions and discounts:	The underwriter has advised the Issuer that they propose to initially offer the notes at a price of 100% of the principal amount of the notes, plus accrued interest from the settlement date of the notes, if any. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the Issuer with regards to the underwritten portion of the offering:

Per Note
Public offering price	$1,000
Underwriting discounts and commissions	$28
Proceeds, before expenses, to Issuer	$972

Sole underwriter:	Lazard Capital Markets LLC

Relationships:	From time to time in the ordinary course of business, the underwriter and its respective affiliates have engaged in and/or may in the future engage in commercial banking, financial advisory, derivatives and/or investment banking transactions with the Issuer and its subsidiaries and other affiliates for which they have received or will receive customary fees and compensation.

Trade date:	August 14, 2012

Settlement date*:	(T+5) on August 21, 2012

*	We expect delivery of the notes will be made against payment therefor on or about August 21, 2012, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers

CUSIP/ISIN:	CUSIP number: G93205 AA3 ISIN number: KYG93205AA31

Ranking:	The notes will be general unsecured, senior obligations of the Issuer, ranking equally in right of payment with all of its senior unsecured indebtedness, and will be senior in right of payment to its indebtedness that is expressly subordinated to the notes, if any. The notes will be structurally subordinated to all of the Issuer’s indebtedness, including liabilities and commitments of its subsidiaries and will be effectively junior to its secured debt to the extent of the assets securing such debt.

Capitalization:	The following table replaces the table set forth under “Capitalization” on page S-26 of the Preliminary Prospectus Supplement:

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	As of June 30, 2012
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$123,709	$171,909

11 1/2% Senior Secured Notes, net of premium of $46,601	$2,046,601	2,046,601
F3 Capital Note, net of discount of $23,935(a)	36,065	32,158
RBC Credit Agreement	0	0
7.875% senior convertible notes due 2042, offered hereby(b)	—	56,500

Long term debt	$2,082,666	$2,135,259

Shareholders’ equity:
Ordinary shares, $0.001 par value, 400,000 shares authorized; 291,000 shares issued and outstanding	292	292
Additional paid in capital(b)	864,921	864,921
Accumulated deficit	(175,803)	(178,396)

Total shareholders’ equity	689,410	686,817

Total capitalization	$2,772,076	$2,822,076

(a) Reflects the application of $6,500,000 of principal amount under the F3 Capital Note as consideration for $6,500,000 of notes in the F3 Capital Placement. The completion of the F3 Capital Placement and the underwritten offering are not conditioned on the other. Closing of the F3 Capital Placement is subject to final acceptance by F3 Capital of the offering price and customary closing conditions. As a result of the application of $6,500,000 of the F3 Capital Note as consideration for $6,500,000 of notes in the F3 Capital Placement, the Issuer will recognize a charge of approximately $2,593,000.

(b) In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component accretes up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes, is the aggregate principal amount of the notes, without reflecting the debt discount or fees and expenses that we are required to recognize or the increase in paid in capital.

The Issuer has filed a registration statement (including Preliminary Prospectus Supplement dated August 13, 2012 and an accompanying Prospectus dated August 8, 2011) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Lazard Capital Markets LLC, at 212-632-6281.

General

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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